SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From May 3, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

     Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 3, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

May 3, 2005

COPPER CONTAINED IN MEASURED AND INDICATED RESOURCES
INCREASES BY MORE THAN 350%
AT IVANHOE’S OYU TOLGOI PROJECT

IVANHOE PLANS TO DEVELOP OYU TOLGOI INTO ONE OF THE
WORLD’S LARGEST COPPER AND GOLD MINES

ULAANBAATAR, MONGOLIA — Ivanhoe Mines’ Chairman Robert Friedland and President John Macken announced today that a new, independent estimate prepared by AMEC Americas Limited, based on drilling to April, 2005, has dramatically increased the copper and gold contained in Measured and Indicated resources at the company’s Oyu Tolgoi (Turquoise Hill) Project in southern Mongolia.

The new AMEC report estimates that the project now contains Measured and Indicated resources totalling 1.15 billion tonnes grading 1.30% copper and 0.47 grams per tonne (g/t) gold (a copper equivalent grade of 1.54%), containing 32.9 billion pounds of copper and 17.3 million ounces of gold, at a 0.60% copper equivalent cut-off. The new estimate represents a 125% increase in Measured and Indicated tonnes, a 357% increase in contained copper and an 85% increase in contained gold since AMEC’s last resource estimate eight months ago, in August, 2004.

In addition to the Measured and Indicated resources, AMEC now estimates that the Oyu Tolgoi Project contains Inferred resources of 1.16 billion tonnes grading 1.02% copper and 0.23 g/t gold (a copper equivalent grade of 1.16%), at a 0.60% copper equivalent cut-off, containing approximately 26.2 billion pounds of copper and 8.4 million ounces of gold.

Total Oyu Tolgoi Measured, Indicated and Inferred resources based on a 0.60% copper equivalent cut-off — May, 2005:

				Copper	Contained Metal
		Copper	Gold	Equiv.			Copper
Oyu Tolgoi	Resources	Grade	Grade	Grade	Copper	Gold	Equiv.
Total Deposit	(tonnes)	(%)	(g/t)	(%)	(‘000 lbs)	(ounces)	(‘000 lbs)
Total Measured	101,590,000	0.64	1.10	1.34	1,440,000	3,580,000	3,010,000
Total Indicated	1,047,570,000	1.33	0.42	1.59	30,610,000	14,070,000	36,740,000
Total Measured + Indicated	1,149,160,000	1.30	0.47	1.54	32,850,000	17,340,000	38,980,000
and, in addition
Total Inferred	1,160,120,000	1.02	0.23	1.16	26,200,000	8,400,000	29,780,000

The vast majority of the increase in the copper and gold resources at Oyu Tolgoi resulted from upgrading and expanding the underground copper and gold resources in the high-grade Hugo North Deposit, the northern part of the Hugo Dummett Deposit. Ivanhoe’s drilling has now extended the strike length of the high-grade Hugo North deposit to greater than 1.8 kilometres. Hugo North is part of the 3.0-plus-kilometre-long Hugo Dummett Deposit, which in turn is part of the 6.1-kilometre-long chain of copper and gold porphyry deposits defined to date by Ivanhoe at Oyu Tolgoi.

AMEC’s new estimate confirms that the Hugo Dummett Deposit, alone, now contains Indicated resources of 582 million tonnes grading 1.89% copper and 0.41 g/t gold (a copper equivalent grade of 2.15%) at a 0.60% copper equivalent cut-off, containing:

•	approximately 24.3 billion pounds (11 million tonnes) of copper; and

•	7.6 million ounces of gold.

In addition to the Indicated resources, the Hugo Dummett Deposit contains Inferred resources of 1.07 billion tonnes grading 1.07% copper and 0.21 g/t gold (a copper equivalent grade of 1.20%) at a 0.60% copper equivalent cut-off, containing:

•	approximately 25.2 billion pounds (11.4 million tonnes) of copper; and

•	7.3 million ounces of gold.

The new estimates were independently prepared in accordance with the requirements set out in National Instrument 43-101 by AMEC under the direction of Dr. Harry Parker, Ch. P. Geol., and Dr. Stephen Juras, P.Geo., independent qualified persons.

The detailed results and geological models from the new AMEC resource estimate will be incorporated into the Integrated Development Plan (IDP) for the Oyu Tolgoi Project, which is scheduled to be completed near the end of the second quarter. The IDP will provide details on the planned development of a world-class new copper and gold mining complex at Oyu Tolgoi, incorporating a large open-pit mine and at least two very large underground block cave mines.

Hugo North High-Grade Core Expanded

Most of the previously-classified Inferred resources contained in the high-grade core that stretches the entire 1.8-kilometre strike length of Hugo North have been upgraded to Indicated resources, which now total 239 million tonnes grading 3.02% copper and 0.72 g/t gold (a copper equivalent grade of 3.48%). Hugo North also has additional Inferred resources totalling 57 million tonnes grading 2.22% copper and 0.73 g/t gold (a copper equivalent grade of 2.69%). At the 2% copper equivalent cut-off grade, the deposit now contains approximately 16 billion pounds (7.2 million tonnes) of copper and 5.6 million ounces of gold in Indicated resources, plus an additional 2.8 billion pounds (1.3 million tonnes) of copper and 1.3 million ounces of gold in Inferred resources.

At a 1% copper equivalent cut-off grade, the Hugo North Deposit now contains Indicated resources totalling 476 million tonnes grading 2.15% copper and 0.47 g/t gold (a copper equivalent grade of 2.45%), and Inferred resources totalling 392 million tonnes grading 1.27% copper and 0.38 g/t gold (a copper equivalent grade of 1.51%). This is equivalent to approximately 22.5 billion pounds (10.2 million tonnes) of copper and 7.2 million ounces of gold in Indicated resources, plus an additional 11 billion pounds (5 million tonnes) of copper and 4.8 million ounces of gold in Inferred resources.

The remarkable increase over the last year in the tonnes and grade of the Hugo North Deposit, which is now the highest-grade copper porphyry deposit ever discovered, is attributed to an aggressive campaign of infill and step-out drilling, guided by a thorough understanding of the geology and mineralization controls combined with state-of-the-art geophysics.

The recent completion of hole EGD006, five metres north of the Entrée Gold-Ivanhoe joint-venture boundary intersected 216 metres, starting at a depth of 1,008 metres, grading 2.95% copper and 1.35g/t gold (copper equivalent grade of 3.83%), including 110 metres grading 4.58% copper and 2.02 g/t gold (copper equivalent grade of 5.89%). The hole was collared 155 metres north of the northern-most east-west section of drill holes used in the new resource update, the OTD976 series and OTD977. The EGD006 drill hole shows a pronounced north-east swing in the strike direction of the deposit with the effect of making the intersection approximately 300 metres along strike of the high-grade mineralization in hole OTD976A. The high-grade copper and gold interval intersected in this hole was not used in the current Hugo North resource estimate, with the result that the resource block model extended only to the property boundary.

On the Entrée Gold-Ivanhoe Mines joint-venture property, four drill rigs are currently testing the possible extension of the Hugo North Deposit northeast from EGD006 with 150-metre to 450-metre step outs from the boundary. Drill holes are targeting a deep, subtle Induced Polarization (IP) feature which may reflect the continuation of Hugo North mineralization.

Table 2: Total Oyu Tolgoi Resources based on a 0.60% copper equivalent cut-off — May, 2005:

					Contained Metal
				Copper			Copper
	Resources	Copper	Gold	Equiv.	Copper	Gold	Equiv.
Deposit	(tonnes)	(%)	(g/t)	(%)	(‘000 lbs)	(ounces)	(‘000 lbs)
Southern Oyu Deposits
Measured	101,590,000	0.64	1.10	1.34	1,440,000	3,580,000	3,010,000
Indicated	465,640,000	0.62	0.43	0.89	6,360,000	6,400,000	9,150,000
Measured + Indicated	567,230,000	0.62	0.55	0.97	7,810,000	9,980,000	12,170,000
and, in addition
Inferred	88,500,000	0.47	0.41	0.73	920,000	1,170,000	1,430,000

Hugo Dummett Deposits
Indicated (Hugo North)	581,930,000	1.89	0.41	2.15	24,250,000	7,600,000	27,580,000
Inferred (Hugo North and South)	1,071,620,000	1.07	0.21	1.20	25,220,000	7,310,000	28,350,000

Oyu Tolgoi Project Grand Total:
Measured	101,590,000	0.64	1.10	1.34	1,440,000	3,580,000	3,010,000
Indicated	1,047,570,000	1.33	0.42	1.59	30,610,000	14,070,000	36,740,000
Measured + Indicated	1,149,160,000	1.30	0.47	1.54	32,850,000	17,340,000	38,980,000
and, in addition
Inferred	1,160,120,000	1.02	0.23	1.16	26,200,000	8,400,000	29,780,000

The footnotes below apply to all resource tables within this release.

1) Copper equivalent grades have been calculated using assumed metal prices of US$0.80/lb. for copper and US$350/oz. for gold.

2) The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper. The determination of an adjustment factor to account for differences in relative metallurgical recoveries between gold and copper will depend upon the completion of definitive metallurgical testing.

3) Resource classifications conform to CIM Standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral resources that are not reserves do not have demonstrated economic viability. Measured and Indicated mineral resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An Inferred mineral resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified.

Southern Oyu Deposits

A total of 584 drill holes were used in the new resource estimate including 45 additional drill holes since the August 2004 AMEC estimate, which were drilled into the Southern Oyu deposits to further upgrade Inferred resources into Indicated resources for the upcoming Integrated Development Plan.

The new AMEC estimate increased the Measured and Indicated resources (at a 0.60% copper equivalent cut-off) in the Southern Oyu deposits by approximately 10%. Recent drilling added new resources in the Wedge and South Oyu areas, plus the Bridge and Southwest Oyu areas along the West Bounding Fault. The new drilling in the main Southwest Oyu gold zone upgraded additional Indicated resources to the Measured category.

To be consistent with previous AMEC resource estimates, the Southern Oyu resources quoted in Tables 1 & 2 above are based on a global resource above cut-off grade, without the constraint of an open-pit or underground block-cave mining shape. As guide to the reasonableness of future open-pit mining operations, the Measured and Indicated resources have been recast using an ultimate life-of-mine open-pit optimization shell (at a 0.3% copper equivalent cut-off and using US$1.00 copper and US$400 gold) produced from mine planning by GRD Minproc Limited of Australia. The Measured and Indicated in-pit resources summarized in Table 3 for the Southern Oyu deposits now stand at 917 million tonnes grading 0.50% copper and 0.36 g/t gold (copper equivalent grade of 0.73%), containing 10.2 billion pounds of copper and 10.7 million ounces gold, which could possibly be extracted over the projected life of the 735-metre deep open pit. It should be noted that there is potential to extract additional resources at a later date by bulk underground mine methods below the open pit.

Table 3: Stand alone Southern Oyu deposits resources in ultimate pit based on 0.60% and 0.30% copper equivalent cut-offs — May, 2005:

						Contained Metal
	CuEq		Copper	Gold	CuEq			Copper
	Cut-off	Resources	Grade	Grade	Grade	Copper	Gold	Equiv.
Deposit	(%)	(tonnes)	(%)	(g/t)	(%)	(‘000 lbs)	(ounces)	(‘000 lbs)
Southern Oyu Deposits
Measured	0.6	101,530,000	0.65	1.09	1.34	1,450,000	3,560,000	3,000,000
	0.3	126,560,000	0.58	0.93	1.18	1,620,000	3,780,000	3,290,000
Indicated	0.6	371,150,000	0.66	0.38	0.90	5,370,000	4,590,000	7,390,000
	0.3	790,590,000	0.49	0.27	0.66	8,540,000	6,910,000	11,560,000
Measured + Indicated	0.6	472,680,000	0.65	0.54	1.00	6,820,000	8,150,000	10,390,000
	0.3	917,150,000	0.50	0.36	0.73	10,160,000	10,700,000	14,850,000
and, in addition
Inferred	0.6	12,950,000	0.59	0.23	0.74	170,000	100,000	210,000
	0.3	78,240,000	0.37	0.18	0.48	630,000	450,000	830,000

Integrated Development Plan Underway

The Integrated Development Plan will integrate data from the ongoing open-pit feasibility study for the Southern Oyu deposits and the ongoing pre-feasibility study for the block-caving operation at the Hugo North Deposit. The new Hugo North resource estimate has been provided to McIntosh Engineering of Phoenix, Arizona, leading international experts on block-cave designs, for incorporation into an Economic Assessment of the Hugo North Deposit. Preliminary indications are that the block cave will be initiated in the high-grade copper and gold-rich core of Hugo North.

In light of the recent increases to the copper and gold resources on the property and ongoing developments in mine planning, Ivanhoe’s engineering team believes that the original February, 2004, Preliminary Assessment Report no longer represents a relevant economic analysis of the Oyu Tolgoi Project. The engineering team believes the new Integrated Development Plan will present a more relevant picture of the future development of the Oyu Tolgoi Project. The current development strategy contemplates an initial 40-year mine life, establishing production from open-pit operations located within the Southern Oyu deposits and concurrently developing Hugo Dummett’s underground resources to commence underground block-cave mining operations as soon as possible.

Assuming timely completion of the Integrated Development Plan, positive results from that study and the availability of project financing, Ivanhoe expects that initial production from the Southern Oyu deposits could commence in 2007, with some underground ore being milled in 2008 from Hugo North’s development activity. These plans remain subject to change based on unforeseen circumstances.

Hugo Dummett Exploration Shaft (Shaft No. 1)

The surface construction work is now underway for the sinking of a 1,200-metre-deep shaft at the Hugo deposit. The work is being performed by the Redpath Group of North Bay, Ontario, Canada, the world’s leading shaft-sinking firm. When completed, the shaft will provide access to both the Hugo North and Hugo South Deposits for the purpose of completing detailed feasibility studies, further resource delineation drilling, and rock characterization work. The target completion date of the shaft-sinking is early-2007, with underground drifting and drilling occurring in 2007 and early-2008.

Hugo North Expansion Details

The new AMEC Hugo North resource estimate is based on results from 156 drill holes, including daughter holes. This compares to 90 drill holes, including daughter holes, used in AMEC’s May, 2004, Hugo North resource estimate. The deposit has been extended more than 450 metres north as three 150-metre-spaced, east-west oriented sections have been drilled north of the 514 series of holes which defined the northern limits of the last resource update. Hole EGD006 is drilled on a section line approximately 150 additional metres to the north of these sections.

The contained copper and gold within Hugo North has increased dramatically since AMEC’s May, 2004 estimate. The majority of the increase resulted from the significant strike extension of the deposit to the north/northeast. Substantial new resources also were added by the increasing thickness of the deposit north of the 514 section to approximately 400 metres (at a 0.60% copper equivalent cut-off), which are expected to enhance block-cave characteristics and economics. In the southern portion of Hugo North, the vertical extent of the mineralization also was increased, with the result that column heights of the block-cave cells also will be increased.

The northeasterly bend in the northern extension of the Hugo Dummett Deposit has resulted in a favourable deposit trend with respect to the late West Bat and Boundary Faults. Recent drilling suggests that the northern extension of the deposit is now subparallel to these structures, such that it is open indefinitely to the northeast rather than structurally cut off as previously believed. This premise is in part supported by the deep, subtle IP feature noted above.

Recent deep drilling in holes OTD918H and OTD963E encountered high-grade copper and gold mineralization in a later, potassium-rich phase of the quartz monzodiorite. With gold-copper ratios approaching and exceeding 1:1 the depth extent of the Hugo North Deposit is still open. OTD963E encountered 80 metres grading 2.60 g/t gold and 1.96% copper (copper equivalent grade of 3.64%) at a true depth of 1,570 metres below surface, while OTD918H encountered 140 metres grading 1.14 g/t gold and 1.53% copper (2.27% copper equivalent) at a true depth of 1,540 metres below surface.

Hugo North has now been drilled on spacings of approximately 125-metre by 75-metre centres. This was accomplished on east-west oriented, 150-metre-spaced and selected 75-metre to 50-metre spaced infill sections using navi-drill technology to drill multiple holes from a single trunk hole. This spacing has allowed AMEC to upgrade a significant portion of the resources on the deposit to the Indicated classification.

Ivanhoe prioritized its infill drill program at Hugo North to focus on an area identified as hosting at least the first seven years of block-cave mining on the deposit, as well as a significant portion of the other relevant areas identified as representing the first 14 years of an underground mine plan. Hugo South has been drilled to approximately 100-metre by 100-metre spacing for Inferred resources, with no additional drilling proposed for 2005. The base of the first planned block caves at Hugo North is at an elevation of approximately 1,230 metres below surface and will have a column height of up to 500 metres, up to approximately 730 metres below surface.

Ivanhoe’s drill program is now focused on testing the extent to which the mineralized zone of Hugo North extends into the Ivanhoe-Entrée joint-venture property, as well as testing satellite deposits and new targets throughout the Oyu Tolgoi District.

Table 4: Hugo Dummett Deposit (Combined Hugo North and Hugo South Deposits) Indicated and Inferred Resources at various copper equivalent cut-off grades — May 2005:

			Grades			Contained Metal
Resource	Cu Eq.		Copper	Gold	Copper	Copper	Gold
Class	Cut-off (%)	Tonnes	(%)	(g/t)	Eq. (%)	(’000 lbs)	(ozs)
Indicated Resources	3.5	113,370,000	3.74	0.92	4.33	9,350,000	3,360,000
	3.0	153,770,000	3.50	0.85	4.05	11,880,000	4,210,000
	2.5	194,010,000	3.27	0.79	3.78	14,000,000	4,930,000
	2.0	239,450,000	3.02	0.72	3.48	15,960,000	5,560,000
	1.5	321,120,000	2.64	0.62	3.03	18,680,000	6,390,000
	1.25	391,910,000	2.39	0.54	2.73	20,620,000	6,830,000
	1.0	476,300,000	2.15	0.47	2.45	22,540,000	7,210,000
	0.9	507,410,000	2.07	0.45	2.36	23,130,000	7,340,000
	0.8	535,180,000	2.00	0.43	2.28	23,600,000	7,450,000
	0.7	559,220,000	1.94	0.42	2.21	23,960,000	7,530,000
	0.6	581,930,000	1.89	0.41	2.15	24,250,000	7,600,000
and, in addition
Inferred Resources	3.5	11,670,000	3.51	0.71	3.96	910,000	260,000
	3.0	25,010,000	3.19	0.59	3.56	1,760,000	470,000
	2.5	52,480,000	2.79	0.52	3.12	3,230,000	880,000
	2.0	95,920,000	2.40	0.49	2.72	5,090,000	1,530,000
	1.5	196,490,000	1.90	0.44	2.19	8,230,000	2,820,000
	1.25	359,470,000	1.59	0.35	1.81	12,570,000	4,070,000
	1.0	595,740,000	1.36	0.28	1.54	17,810,000	5,380,000
	0.9	691,750,000	1.28	0.27	1.45	19,600,000	5,880,000
	0.8	818,710,000	1.20	0.24	1.36	21,720,000	6,400,000
	0.7	954,300,000	1.13	0.23	1.27	23,750,000	6,880,000
	0.6	1,071,620,000	1.07	0.21	1.20	25,220,000	7,310,000

Table 5: Stand alone Hugo North Deposit Indicated and Inferred Resources at various copper equivalent cut-off grades — May 2005:

			Grades			Contained Metal
Resource	Cu Eq.		Copper	Gold	Copper	Copper	Gold
Class	Cut-off (%)	Tonnes	(%)	(g/t)	Eq. (%)	(’000 lbs)	(ozs)
Indicated Resources	3.5	113,370,000	3.74	0.92	4.33	9,350,000	3,360,000
	3.0	153,770,000	3.50	0.85	4.05	11,880,000	4,210,000
	2.5	194,010,000	3.27	0.79	3.78	14,000,000	4,930,000
	2.0	239,450,000	3.02	0.72	3.48	15,960,000	5,560,000
	1.5	321,120,000	2.64	0.62	3.03	18,680,000	6,390,000
	1.25	391,910,000	2.39	0.54	2.73	20,620,000	6,830,000
	1.0	476,300,000	2.15	0.47	2.45	22,540,000	7,210,000
	0.9	507,410,000	2.07	0.45	2.36	23,130,000	7,340,000
	0.8	535,180,000	2.00	0.43	2.28	23,600,000	7,450,000
	0.7	559,220,000	1.94	0.42	2.21	23,960,000	7,530,000
	0.6	581,930,000	1.89	0.41	2.15	24,250,000	7,600,000
and, in addition
Inferred Resources	3.5	6,230,000	3.33	1.11	4.04	460,000	220,000
	3.0	13,060,000	3.01	0.93	3.61	870,000	390,000
	2.5	29,720,000	2.61	0.78	3.11	1,710,000	750,000
	2.0	57,020,000	2.22	0.73	2.69	2,800,000	1,340,000
	1.5	126,870,000	1.73	0.62	2.13	4,840,000	2,540,000
	1.25	231,370,000	1.47	0.49	1.78	7,490,000	3,670,000
	1.0	392,150,000	1.27	0.38	1.51	10,950,000	4,790,000
	0.9	448,590,000	1.21	0.36	1.44	11,980,000	5,150,000
	0.8	500,770,000	1.16	0.34	1.38	12,820,000	5,440,000
	0.7	540,680,000	1.12	0.33	1.33	13,380,000	5,670,000
	0.6	581,290,000	1.08	0.32	1.28	13,840,000	5,920,000

Limited drilling has been conducted in the Hugo South Deposit since November, 2003. There are slight variations in AMEC’s May, 2005, and May, 2004, Hugo South resource estimates due to a revised definition of the separation of Hugo South and Hugo North (the north-dipping 110 degree fault). Hugo South currently has only Inferred resources due to a lack of infill drilling in this deposit.

Table 6: Stand alone Hugo South Deposit Inferred Resources at various copper equivalent cut-off grades — May 2005:

			Grades			Contained Metal
Resource	Cu Eq.		Copper	Gold	Copper	Copper	Gold
Class	Cut-off (%)	Tonnes	(%)	(g/t)	Eq. (%)	(’000 lbs)	(ozs)
Inferred Resources	3.5	5,440,000	3.71	0.25	3.87	450,000	40,000
	3.0	11,950,000	3.38	0.21	3.51	890,000	80,000
	2.5	22,760,000	3.02	0.18	3.14	1,520,000	130,000
	2.0	38,900,000	2.67	0.15	2.77	2,290,000	190,000
	1.5	69,620,000	2.21	0.12	2.29	3,390,000	280,000
	1.25	128,100,000	1.80	0.10	1.86	5,080,000	400,000
	1.0	203,590,000	1.53	0.09	1.59	6,860,000	590,000
	0.9	243,160,000	1.42	0.09	1.48	7,620,000	730,000
	0.8	317,940,000	1.27	0.09	1.33	8,900,000	960,000
	0.7	413,620,000	1.14	0.09	1.20	10,370,000	1,210,000
	0.6	490,330,000	1.05	0.09	1.11	11,380,000	1,390,000

Charles Forster, P.Geo., Ivanhoe Mines’ Turquoise Hill Manager, and Stephen Torr, Ivanhoe Mines’ Chief Resource Geologist, qualified persons as defined by NI 43-101, supervised the preparation of the information in this release. SGS Analabs Pty. Ltd. prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe’s QA/QC program is monitored by independent consultant Dr Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. Prepared standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.

Ivanhoe owns 100% of the Oyu Tolgoi Project. The company owns or controls exploration rights covering approximately 130,000 square kilometres in central, southern and northeastern Mongolia. Ivanhoe also produces LME Grade A 99.999% copper from its Monywa joint venture in Myanmar.

Ivanhoe shares are listed on the New York and Toronto stock exchanges under the symbol IVN.

Information contacts in North America
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755

Forward-Looking Statements: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. The risk factors that could cause actual results to differ from these forward-looking statements include, but are not restricted to, the planned shaft sinking and underground tunneling, additional drilling, the Integrated Development Study, and mine development at the Oyu Tolgoi project, operational risk, environmental risk, financial risk, geo-political risk, commodity risk, currency risk and other statements that are not historical facts as disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with securities regulators in Canada and the United States.